UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ASCEND ACQUISITION CORP.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

04350H 10 0

(CUSIP Number)

Don K. Rice	with a copy to:	David Alan Miller, Esq.
1700 Broadway		Graubard Miller
17th Floor		405 Lexington Avenue
New York, NY 10019		New York, NY 10174-1901

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 30, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

Don K. Rice I.D. No.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

1,358,096
8 SHARED VOTING POWER

0
9 SOLE DISPOSITIVE POWER

1,358,096
10 SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,358,096
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

This Schedule 13D is filed by Don K. Rice (“Rice”) with respect to ownership of the common stock of Ascend Acquisition Corp., a Delaware corporation (the “Issuer”).

The percentages of beneficial ownership reflected in this Schedule 13D are based upon 8,566,667 common shares as of May 14, 2007 as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007.

Item 1.	Security and Issuer.

The class of equity securities to which this Statement on Schedule 13D relates is the common stock, par value $0.0001 per share (the “Common Stock”), of the Issuer. The principal executive office of the Issuer is 435 Devon Park Drive, Building 400, Wayne, Pennsylvania 19087.

Item 2.	Identity and Background.

This Statement is being filed by Rice. The business address of Rice is 435 Devon Park Drive, Building 400, Wayne, Pennsylvania 19087. Rice has been the Chairman of the Board, Chief Executive Officer, President and Treasurer of the Issuer since its inception.

During the past five years, Rice has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the past five years, Rice has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Rice is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

In December 2005, in connection with the Issuer’s formation, Rice purchased 695,000 shares of Common Stock at a purchase price of approximately $0.029 per share. Rice used his personal funds to purchase such shares at that time. Effective April 19, 2006, the Issuer’s board of directors authorized a stock dividend of 0.714285 shares of Common Stock for each outstanding share of Common Stock, effectively lowering the purchase price to approximately $0.0167 per share (and increasing the number of shares held by Rice to 1,191,429 shares).

In May 2006, simultaneously with the Issuer’s public offering of units (“Units”), Rice purchased 166,667 Units on a private basis for $6.00 per Unit, or an aggregate purchase price of $1,000,002. Each Unit consists of one share of Common Stock and two warrants to purchase one share of Common Stock (“Warrants”). The Warrants have an exercise price of $5.00 per share and will become exercisable upon completion by the Issuer of a business combination with a target business. Rice used his personal funds to purchase such Units at that time.

At the same time, Rice also committed to place a limit order to purchase up to $250,000 Warrants in the open market at prices not to exceed $0.60 per Warrant during the three month period beginning on the later of (i) 60 days after the completion of the distribution of the Issuer’s Units and (ii) the commencement of separate trading of the Warrants. During this three month period, Rice purchased 620,000 Warrants using his personal funds.

Item 4.	Purpose of Transaction

Rice acquired the Shares for investment purposes.

(a) Rice may acquire additional securities from time to time in the open market or in private transactions. Additionally, Rice holds Warrants to purchase an aggregate of 953,334 shares of the Issuer’s Common Stock. The Warrants have an exercise price of $5.00 per share and will become exercisable upon completion by the Issuer of a business combination with a target business.

(b) On July 30, 2007, the Issuer signed an agreement and plan of reorganization (“Acquisition Agreement”), by which it will acquire e.Pak Resources (S) Pte. Ltd. (“ePak”). ePak is a full-service designer, manufacturer and supplier of precision engineered products and solutions for the automated transport and handling of semiconductor and electronics devices (“Acquisition”). Pursuant to the Acquisition Agreement, the Issuer and Ascend Company Limited, a Bermudan entity owned by Rice as nominee for the Issuer, will be amalgamated, with the combined company continuing as a limited company under the law of Bermuda (“Continuing Corporation”). Immediately after the amalgamation, the Continuing Corporation will acquire all of ePak’s outstanding capital shares from ePak Holdings Limited (“EHL”), ePak’s sole shareholder, in exchange for shares of the Issuer’s Common Stock, and ePak will continue its operations as a wholly owned subsidiary of the Continuing Corporation.

Pursuant to a Letter Agreement, dated January 13, 2006, between the Issuer, EarlyBirdCapital, Inc., and Rice, when the Issuer seeks stockholder approval of the transactions contemplated by the Acquisition Agreement, Rice has agreed to vote the shares of Common Stock he received upon the Issuer’s formation on such proposal in accordance with the majority of the votes cast by the holders of the shares of Common Stock issued in the Issuer’s initial public offering. He may vote any other shares of Common Stock held by him any way he chooses and he intends to vote such shares in favor of the transactions contemplated by the Acquisition Agreement. Additionally, in connection with the Acquisition Agreement, EHL and certain founding stockholders of the Issuer (“Founding Stockholders”), including Rice, have entered into a voting agreement (“Voting Agreement”). Pursuant to the Voting Agreement, the Issuer’s Board of Directors will be increased to five members, of whom two will be designees of EHL, two will be designees of the Founding Stockholders and one will be mutually designated by both EHL and the Founding Stockholders. Additionally, the Founding Stockholders, including Rice, have agreed to vote in favor of the election or re-election of EHL’s designees following the Acquisition through the election of directors to be held at the Issuer’s annual meeting in 2010.

At the date of this Statement, Rice, except as set forth in this Statement and the Voting Agreement and Acquisition Agreement discussed in this Item 4, and consistent with Rice’s position with the Issuer, has no plans or proposals which would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the board of directors or management of the Issuer;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which ay impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those actions enumerated above.

Item 5.	Interest in Securities of the Issuer.

Rice beneficially owns 1,358,096 shares of the Issuer’s Common Stock, which is 15.9% of the outstanding shares. Rice has sole dispositive and voting power over all such shares. The foregoing does not include 953,334 shares of Common Stock issuable upon exercise of Warrants held by Rice that are not currently exercisable and may not become exercisable within 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Reference is made to the disclosure set forth in Item 4 of this Statement, which disclosure is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

1. Agreement and Plan of Reorganization, dated as of July 30, 2007, by and among Ascend Acquisition Corp., Ascend Company Limited, ePAK Holdings Limited and e.Pak Resources (S) Pte Ltd. (Incorporated by reference from Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the Commission on July 31, 2007).

2. Form of Voting Agreement dated as of July 30, 2007 among Ascend Acquisition Corp., Ascend Company Limited, ePAK Holdings Limited and the stockholders of E ePAK Holdings Limited. (Incorporated by reference from Exhibit 10.2 to the Issuer’s Current Report on Form 8-K, filed with the Commission on July 31, 2007).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 7, 2007

/s/ Don K. Rice
Don K. Rice